2

05010626

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hilasal Mexicana S.A. de C.V.

*CURRENT ADDRESS

PROCESSED

AUG 23 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4743 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/23/05

82-4743

ARLS
12-31-04

HILASAL MEXICANA, S.A. DE C.V.

FINANCIAL REPORT
AND
AUDITOR'S OPINION

DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

GOSSLER, S. C.
Contadores Públicos

NEXIA INTERNATIONAL

TO THE STOCKHOLDERS' OF
HILASAL MEXICANA, S.A. DE C.V.

We have audited the accompanying statement of financial position of Hilasal Mexicana, S.A. de C.V. as of December 31, 2004 and the related statements of income, stockholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility consists in reveling an independent opinion over those financial statements as a result of the auditing procedures. The prior year financial statements presented for comparisson purposes were audited by other public accountant who issued a qualified opinion on March 18, 2004, over the cost of sales.

We conducted our audit in accordance with generally auditing standards used in Mexico, which require that the auditing being planned and realized in order to obtain reasonable assurance that the financial statements do not include relevant mistakes and they were prepared under the general accounting standards used in Mexico (Mexican GAAP). The auditing also complain examining on a test basis, obtaining enough evidence supporting amounts and disclosures in the financial statements; furthermore, it includes an evaluation of the accounting standards used by the company, material estimations determined by the administration and, the presentation of the financial statements taken as a whole. We consider our exam provides a reasonable basis to support an independent opinion.

As described in note 11 to financial statements the company's management consider the unused plant capability to estimate annually depreciation of machinery and equipment, recording the net amount as other expense in the income statement.

In our opinion, the accompanying financial statements referred to above present fairly in all the material aspects, the financial position of Hilasal Mexicana, S.A. de C.V., as of December 31, 2004, the results of its operations, the stockholders' equity and the changes in the financial position for the year then ended in accordance with the Mexican GAAP.

GOSSLER, S.C.

Horacio Lozano Ulloa
Certified Public Accountant

Guadalajara, Jal.
February 4, 2005

HILASAL MEXICANA, S.A DE C.V.
STATEMENT OF FINANCIAL POSITION
December 31, 2004 and 2003
(Thousands of mexican pesos reflecting purchasing power as of December 31, 2004)
(Note 2-a)

ASSETS

		2004	2003
CURRENT			
Cash and temporary investment	$	7,206	3,250
Documents ans accounts receivable:			
Trade, net of reserve for doubtful accounts of $ 3 022 ($ 2 099 in 2003)		73,637	140,399
Collectable taxes			2,467
Other current assets		9,279	10,831
Related Parties (note 4)		313	179
Inventories (note 5)		132,889	148,352
Total current assets		223,324	305,478
PROPERTY, PLANT AND EQUIPMENT, net (notes 2-a and 6)		387,476	418,981
OTHER ASSETS, net		7,177	4,035
Total assets	$	**617,977**	**728,494**

LIABILITIES AND STOCKHOLDERS' EQUITY

		2004	2003
SHORT TERM			
Current Portion of long-term debt (note 8)	$	25,704	34,473
Bank loans (note 8)		21,090	48,202
Trade accounts payable		15,536	38,278
Related parties (note 4)			1,822
Other accounts payable and accrued liabilities		17,503	23,441
Commitment (note 7)			
Total short term		79,833	146,215
LONG TERM			
Bank loans (note 8)		174,763	174,983
Employees' liabilities (note 9)		560	1,358
Deferred Income tax and employees' profit sharing (notes 2-e and 12)		64,853	76,734
Total long term		240,176	253,075
Total liabilities		320,009	399,290
STOCKHOLDERS' EQUITY (note 10)			
Common stock		177,783	177,783
Aditional paid-in capital		53,786	53,744
Decrease in restated stockholders" equity		(174,131)	(142,596)
Accumulated deferred income tax		(64,529)	(64,529)
Retained earnings		305,059	304,803
Total stockholders' equity		297,968	329,205
Total liabilities and stockholders' equity	$	**617,977**	**728,494**

See acompanying notes to financial statements.

HILASAL MEXICANA, S.A DE C.V.
INCOME STATEMENT
Years ended December 31, 2004 and 2003
(Thousands of mexican pesos reflecting purchasing power as of December 31, 2004)
(Note 2-a)

		2004	2003
NET SALES	$	422,127	447,457
COST OF SALES (note 11)		327,707	342,522
Gross profit		**94,420**	**104,935**
OPERATING EXPENSES			
Administration		71,192	69,591
Operating profit		**23,228**	**35,345**
INTEGRAL FINANCING COST			
Financial, net		10,574	8,398
Foreign exchange rate, net		2,263	19,981
Monetary position gain		(8,754)	(6,114)
		4,083	22,266
OTHER (EXPENSES) NET		18,579	13,615
Profit (loss) before tax and employees' profit sahring		**566**	**(535)**
DEFERRED INCOME TAX (notes 2-e and 12)		9,420	1,235
DEFERRED EMPLOYEES' PROFIT SAHRING (notes 2-e and 12)		(2,471)	
Net profit	$	**7,515**	**700**
Earning per share (reflected in pesos) (note 2-h)		**0.05**	**.00**
Shares issued average (note 2-h)		**130,259**	**130,243**

See acompanying notes to financial statements.

HILASAL MEXICANA, S.A DE C.V.
STATEMENT OF STOCKHOLDERS' EQUITY
Years ended December 31, 2004 and 2003
(Thousands of mexican pesos reflecting purchasing power as of December 31, 2004)
(Notes 2-a and 10)

	Total	Common Stock	Additional paid-in capital	Increase in restaed stockholders' equity	Accumulated effect of deferred income tax	Retained earnings
Balance as of December 31, 2002	$ 316,486	177,783	53,702	(154,572)	(64,529)	304,103
Own shares allocation net (note 10-g)	42		42			
Comprehensive income (note 10-f)	12,676			11,977		700
Balance as of December 31, 2003	**329,205**	**177,783**	**53,744**	**(142,596)**	**(64,529)**	**304,803**
Own shares allocation net (note 10-g)	42		42			
Adjustment to opening balance for clearence of trade accounts receivable	(7,259)					(7,259)
Comprehensive income (note 10-f)	7,515					7,515
Effects of restated financial statements	(31,535)			(31,535)		
Balance as of December 31, 2004	**$ 297,968**	**177,783**	**53,786**	**(174,131)**	**(64,529)**	**305,059**

See acompanying notes to financial statements.

HILASAL MEXICANA, S.A DE C.V.
STATEMENT OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2004 and 2003
(Thousands of mexican pesos reflecting purchasing power as of December 31, 2004)
(Note 2-a)

		2004	2003
OPERATING ACTIVITIES:			
Net profit	$	7,515	700
Adjustments to reconcilie net income to net cash from operating activities:			
Depreciation and amortization		53,140	50,717
Restated effects		(34,092)	
Reserve for employees' liabilities		(798)	323
Deferred income tax and employees' profit sahring		(11,881)	(1,199)
		13,884	50,541
Changes in other operating accounts:			
Decrease (increase) in trade accounts receivable		59,503	(12,099)
(Increase) in related parties		(1,956)	(5,266)
Decrease (increase) in inventories		15,463	(28,476)
Increase (decrease) in trade accounts payable		(22,742)	17,095
Increase (decrease) in other assets and liabilities, net		(1,918)	12,072
		48,349	(16,674)
Net cash provided from operating activities		**62,233**	**33,867**
FINANCING ACTIVITIES:			
Bank loans, net		(36,101)	(16,871)
Own shares allocation		42	42
Net cash used in financing activities		**(36,058)**	**(16,829)**
INVETSMENT			
Plant and equipment		19,078	16,362
Increase in other assets		3,142	677
Net cash used in investment activities		22,220	17,040
Net increase (decrease) in cash and equivalents		3,955	(2)
Net cash and equivalentsat begining of year		3,250	3,252
Net cash and equivalents at the year ending	$	**7,205**	**3,250**

See acompanying notes to financial statements.

HILASAL MEXICANA, S.A. DE C.V.
Notes to the Financial Statements
December 31, 2004 and 2003
(Thousands of mexican pesos reflecting purchasing power as of December 31, 2004)

NOTE 1 - PURPOSE AND SOCIAL STRUCTURE

The company manufactures, assembles, markets, buys, sells, imports, exports, uses, applies and distributes all types of fabrics, materials and textiles. The main operation is the manufacture and sale of solid color and printed towels, and similar products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Recognizing restated effects in the financial information.

The method used to reflect inflationary effects was the adjustment for changes in general price level method, using consumer price indexes in which operations were carried out.

Consumer price indexes used during 2004, for Mexican operations, are those published by the Bank of Mexico, as follow:

Beginning	106.9960
Average	109.7815
Ending	112.5500
Annual inflation	5.19%

Inventories and Cost of Sales

Raw materials and finished goods inventories were originally recorded at average purchase cost and average production cost, respectively, which are similar to replacement values.

Cost of sales is determined using the cost absorption method on a historical cost basis, adjusted to replacement value.

Property plant and equipment

The assets are recorded at the acquisition cost. Until 1996 the fixed assets were restated under the replacement method using technical appraisals reflecting its reposition net value. Since 1997, the reposition value carried from 1996 and new acquisitions are restated using the price indexes (INPC) and the exchange rates reported at the end of the year for those foreign fixed assets.

Depreciation surplus is calculated under the straight line method, using the estimated useful life at the following annual rates:

	%
Building	5
Machinery and equipment	11
Vehicles	25
Furniture and fixtures	10
Computer equipment	30
Other	11

Capital stock and retained earnings

Adjustments for items under this heading represent the amount required to maintain their purchasing power, as of the date of the Financial Statements, by applying national consumer price indexes to their original values.

Restated stockholders' equity

This item is the result of a restatement due to inflationary adjustments and the increase and decrease in value of non-monetary assets, as related to the effects of inflation according to the national consumer prices indexes.

Monetary Gains and Losses

Monetary gains and losses, which are reported as a component of Integral Financing Cost in the income statement, reflect the monthly inflationary effect on monetary assets and liabilities restated to reflect the inflationary effect of the national consumer price indexes.

Financial integral result

This caption includes financial expenses, interest revenues, exchange profits or losses and monetary gains or losses; accumulated profits or losses in monetary position and net profit or loss for non-monetary assets.

Income and expenses

Restatement of revenues and expenses provided by monetary assets and liabilities (cash, trade receivable or payable accounts, etc) were obtained since the date when they occurred until the closing balance date, through he national consumer price indexes.

b) **Cash and temporary investments**

They are recorded at the acquisition cost value which is similar to the market value. The interest gains are recorded when obtained.

c) **Labor obligations**

Under Mexican labor law, employees are entitled to severance compensation under certain circumstances such as dismissal, death or retirement based on years of service.

To cover such obligation an actuarial calculation, according to the Mexican Accounting Principles as stated in bulletin D-3 of the Mexican Institute of Certified Public Accountants. To record the effect at December 31, 2004, such actuarial calculation was actualized (see note 9).

d) **Foreign Currencies**

Transactions in foreign currencies are recorded in local currency at the exchange rate in effect at trade date. Foreign currency balances (assets and liabilities) are stated in local currency at the exchange rate in effect at year-end. Differences originated by changes in exchange rates between transaction and settlement or valuation dates at year-end are recorded as part of the Integral Financing Cost.

Transactions in foreign currencies were primarily in U.S. dollars. The exchange rate used at year-end was $ 11.2183/dollar, which is in accordance with the rate published by Banco of Mexico in January 3, 2005 in the Official Journal.

e) **Deferred Income Tax, Tax on Assets Employee is Profit Sharing**

The Company records the accounting effects derived from the regulations stated in the new bulletin D-4 issued by the Mexican Institute of Public Accountants, which requires the recognition of the deferred effects of income tax and employee's profit sharing determined under the assets and liabilities method. This method considers a comparison between the accounting and fiscal values on assets and liabilities at the end of the year, determining temporary differences which should be reversed in future periods (see disclosure in note 12).

f) Subscription premium and reallocation shares

Represents a reserve originated from the retained earnings for temporary acquisition of representative common stock shares which were previously allocated among public investors under the stock market law. This caption is recorded in the stockholders' equity.

g) Comprehensive income

The comprehensive income reported in the statement of stockholders' equity, is integrated by the net profit (loss) of the year, and those movements which were directed to the stockholders' equity.

h) Earning per share

It is calculated dividing the net income of the year by the average of issued shares.

i) Unused installment capability

To get the unused installment capability, the company's management calculates this amount considering the depreciation of machinery and equipment not used at 100%, recording the net amount in the other expenses item in the income statement.

j) Impairment of assets and its disposition

On January 2004, was enforced by stated bulletin C-15 of Mexican GAAP " Impairment of assets and its disposition " requiring an overview of the long term assets with the purpose of identifying an asset that may be impaired. If any such indication exists the company should estimate the reasonable amount of the asset. If the net value results higher than the reemplacement amount, its necessary to record this one. Losses obtained from this comparison must be recorded as an extraordinary item of the year. The study made by the company is described in note 6.

NOTE 3 – FOREIGN CURRENCIES POSITION

Foreign currency balance was readjusted at year's end at follows:

	Foreign	Total amount of Mexican pesos
Assets:		
U.S. dollars	1 985	$ 22 273
Liabilities:		
U.S. dollars	20 438	$ 229 280
Net position	**18 453**	**$ 207 007**

NOTE 4 – RELATED PARTIES

Accounts receivable	**2 0 0 4**	**2 0 0 3**
Textiles San Andrés, S.A. de C.V.	$ 92	88
Exportadora Hilasal, S.A. de C.V.	221	91
	313	**179**
	2 0 0 4	**2 0 0 3**
Accounts payable		
Exportadora Hilasal, S.A. de C.V.		1 822
		1 822
Net	**$ 313**	**(1 643)**

The main operations recorded during the year were as follow:

	Description of operation	2 0 0 4	2 0 0 3
Textiles San Andrés, S.A. de C.V.	Payments	417	
	Collected amounts	(325)	
Exportadora Hilasal, S.A. de C.V.	Payments	1 672	
	Collected amounts	(1 451)	
	Sales		2 426
	Purchases		(7 015)

NOTE 5 - INVENTORIES

		2 0 0 4	2 0 0 3
Finished goods	$	65 608	65 696
Goods in process		4 123	23 442
Raw materials		28 931	22 577
Other materials		11 668	13 943
Spare parts		19 207	14 907
Goods in transit		3 352	7 787
	$	**132 889**	**148 352**

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

		Investment	Accumulated depreciation	Net 2004	Net 2003
Land	$	38 257		38 257	38 032
Building		126 481	29 181	97 300	99 846
Machinery and equipment		606 973	422 192	184 781	207 450
Vehicles		5 355	3 168	2 187	2 672
Furniture and fixtures		5 957	3 799	2 158	2 482
Computer equipment		13 524	9 905	3 619	4 410
Other		70 039	22 021	48 018	50 962
Work in process		11 156		11 156	13 127
Net	**$**	**877 742**	**490 266**	**387 476**	**418 981**

In accordance with new bulletin C-15 "Impairment on Assets and its disposition" mentioned in note 2-h, the company made an appreciation according to a study on the use value basis, without finding an asset that may be impaired to be adjusted.

NOTE 7 –COMMITMENTS

At the year ending December 3, 2004, the company signed some contracts for the acquisition during 2005 of 500 (Thousand of U.S. dollars) of raw materials (cotton).

NOTE 8 – BANK LOANS

	Term Short	Term Long
Simple loan contracted with Banamex, S.A., in March 10, 2003. with a limit of 2 million U.S. dollars, for the credit cards discount, at the interest rate of libor plus 0.89 percent points, due in September 10, 2005.	$ 21 090	
Simple loan contracted with Bancomer, S.A., in June 12, 2001, for 5 million U.S. dollars, guaranteed with export operations, at the interest rate of libor plus 1.89 percent points and biannual payments from December 2002 to June 2006.		21 034
Simple loan contracted with GE Capital CEF, Mexico, S.de R.L. de C.V. in December 6, 2004 for 10 million U.S. dollars, at the interest rate of libor plus 2.05 percent points, exhibited in 28 quarter payments from April 2005 to January 2012, guaranteed with machinery and equipment.		113 796
Current account loan contracted with Banco Nacional de Comercio Exterior, S.N.C. in March 12, 2002 for 5 million U.S. dollars, at the interest rate of libor plus 1.20 percent points, and due in March 2007, guaranteed with trade accounts.		56 092

		Term	
		Short	Long
Refactionary loan contracted with BBVA Bancomer, S.A. in May 26, 2004 for $10,500, at the annual rate equivalent to TIIE plus 2 points, for the purchasing of machinery due in three years, payable in 11 quarter exhibits beginning September 30, 2004, guaranteed by the assets acquired whit it.			9 545
	$	**21 090**	**200 467**
Short – term portion debt			**25 704**
	$	**21 090**	**174 763**

NOTE 9 – EMPLOYEE RETIREMENT PLAN

The company has established a retirement plan for employees calculated on the years of service and wages to the retirement due date. Liabilities and related costs of seniority bonus that employees receive after 15 years of continuing service are estimated under actuarial studies and recorded as an expense.

The integrated net cost of the seniority bonus is as follows:

		2004	2003
Labor cost	$	238	280
Financing cost		77	57
Amortization of transition liabilities and variables		50	52
Adjustment to cost net of period inflation due to		20	15
Net cost of period	$	**385**	**404**

The liability for this concept is integrated by:

		2004	2003
Actual benefits obligations	$	1 530	1 765
Present value of obligations for benefits related to an increase in wages		95	113
Planned benefit obligation		1 625	1 878
Net transition liabilities to be amortized		(875)	(936)
Changeable and adjustments by experience to be amortized		(190)	416
Net planned liabilities	$	**560**	**1 358**

The considerations used in the net cost of the period were:

	2004	2003
Discount rate used to reflect the present value of liabilities	4.5%	4.5%
Increase rate in the future wages level	1.5	1.55
Average remanent for future services (amortization period of pending amounts to be amortized)	15 years	15 years

NOTE 10 – STOCKHOLDERS' EQUITY

a) Common stock

At December 31, 2004 and 2003, common stock was represented by 139 440 000 shares par value of $ 0.35 each.

		2004	2003
Fixed (serial I)	$	7 000	7 000
Variable (serial II)		41 417	41 417
	$	**48 417**	**48 417**

b) **STOCKHOLDERS' EQUITY RESTATEMENT**

The net effect of stockholders' equity was distributed in the following captions:

		Common stock	Additional Paid-in capital	Acumulated effect of deferred income tax	Retained Earnings
Historical value	$	48 417	25 424	(50 419)	203 378
Restated accumulated effects as of December 31, 2004		129 366	28 362	(14 110)	101 681
Restated investment	**$**	**177 783**	**53 786**	**(64 529)**	**305 059**

c) **Decrease in restated stockholders' equity**

This caption includes the net patrimonial complement as a result of the financial information restatement, integrated by:

		2 0 0 4	2 0 0 3
Earned monetary assets position	$	(54 253)	(45 662)
Accumulated monetary position		(119 878)	(96 934)
	$	**(174 131)**	**(142 596)**

d) **Comprehensive income**

This item presented in the statement of the stockholders' equity, reflects the global performance of the company during the fiscal year, and it's represented by net income of the year plus the net increase (decrease) in the deferred income tax, restated non-monetary position which were directly applied in the stockholders' equity without affecting the results in the income statement of the year.

e) Tax on dividends

Dividends arising from retained or capitalized earnings are subject to the payment of an income tax at the rate of 30% during 2005 (factor of 1.4285) when those earnings are not originated from the accounts called Net Fiscal Profits Reinvested Account (CUFINRE) and Net Fiscal Profits Account (CUFIN).

In the event of the Company's liquidation or a reduction of capital stock, the tax could also be paid using the procedures set forth in the income tax law, considering in such cases the Actualized Capital Account (CUCA) and the Net Fiscal Profit Account (CUFIN), and in some cases the Cost per Share.

On dividends arising from CUFINRE in 2000 and 1999 fiscal years, the company has to pay an Income Tax of 5% and 3% respectively, under the procedure mentioned above.

At December 31, 2004 the CUFIN and CUCA amounted $ 11 592 ($ 11 026 in 2003) and $ 301 287 ($ 292 101 in 2003) respectively.

Common stock includes $ 29 325 at historic value and $ 92 325 at restated value of capitalized profits which also subjected to the tax payment as mentioned in the prior paragraph, in case of reduction or distribution of it.

During 2004 and 2003, the company reallocated some shares. In both years obtained a profit and loss, of $ 6 and $ 2, respectively at December 31, 2004, the treasury value of shares $ 9 337 (9 154 shares at the market value of $ 1.02 each) equivalent to a 6% of the society shares. On March 2003, shareholders authorized a repurchase shares reserve of $ 24 458, ($ 26 750 restated value), remaining to use an amount of $ 7 982. This amount is integrated to the subscription prime and reallocation shares.

NOTE 11 – COST OF SALES

Company's administration estimates the unused production capability over the 25% approximately on machinery and equipment annually depreciation, recording this amount as other expenses in the income statement.

NOTA 12 – INCOME TAX, TAX ON ASSETS AND EMPLOYEES' PROFIT SHARING

The company is subjected to the income tax (ISR), and to a tax on assets (IA). ISR is calculated accumulating or deducting certain inflationary effects, depreciation is calculated at current values, accumulating or deducting the inflation effects of certain monetary assets and liabilities. Losses can be carried forward against fiscal profits obtained in the following ten years as a limit. ISR is credited against the IA.

When ISR is higher than IA, there is a credited amount. This amount can be restated and collectable from the IA paid in some of the prior ten years. not exceeding the limited of the restated amount. After this time limit, the company loses the credit or compensation rights.

During 2004, the company has a fiscal loss of $ 24 652 (20 609 in 2003). The accumulated amount at the closing balance date was $ 62 918, which can be applied against future fiscal profits, as follows:

Year of loss		Amount Historic	Amount Restated	Restated forward amount	Due Year
2002	$	13 571	15 242	15 242	2012
2003		20 609	22 228	22 228	2013
2004		24 652	25 448	25 448	2014
	$	**58 832**	**62 918**	**62 918**	

ISR credited in the income statement was:

		2004	2003
Deferred income tax	$	116	183
Reduction rates of ISR		8 612	1 052
Deferred employees profit sharing deductible when paid		692	
	$	**9 420**	**1 235**

As mentioned in note 2-e the ISR rate used for temporary differences is clearly identified because it will be used when the assets and liabilities on deferred income tax be collected or paid. As the change in rates mentioned happened, the company adjusted its related deferred income tax on 2004 and 2003 years.

In conformity with the new approved reform of ISR tax law of November 15, 2004, the rates used for deferred income tax are 30, 29 and 28% for the years of 2005, 2006 and 2007 respectively.

The main temporary differences obtained for deferred income tax and employees' profit sharing are:

	2004		2003	
	Temporary differences	Deferred income tax	Temporary differences	Deferred income tax
Inventories	$ 40 574	11 517	123 551	40 772
Fixed assets	176 448	49 458	148 216	47 543
Employees liabilities	(560)	(168)	(1 357)	(435)
Other	7 559	2 267	3 694	1 219
Fiscal losses carried forward			(37 471)	(12 365)
Employees profit sharing to be paid	(2 471)	(692)		
	$ 221 550	62 382	236 633	76 734

Employees' profit sharing

As of December 31, 2004 this item was integrated by:

	2004		2003	
	Temporary differences	Deferred	Temporary differences	Deferred
Inventories	$ 40 574	4 057		
Exchange loss	(15 865)	(1 586)		
	$ 24 709	2 471		

Summary:

		2004	2003
Deferred income tax	$	62 382	76 734
Deferred employees profit sharing		2 471	
	$	**64 853**	**76 734**

Tax on assets (IA)

This tax, under certain rules, in calculated on the average value of assets, deducted from some debts at a 1.8% rate.

In 2004, the IA arises $ 11 124 ($ 8 282 at the historic value and $ 8 711 in 2003 at the present value). During these years the company dn't pay such tax, because it was credited against the ISR paid on the last three years.

NOTE 13 – SEGMENT REPORTING

As mentioned in note 1, the main activity of Hilasal Mexicana, S.A. de C.V., is related to the production, purchase, and selling of towels and similar products, obtaining the 100% revenues from this segment of business.

Furthermore, the Company's administration considers a single geographic segment for its operations, considering that all revenues during 2004 and 2003, were obtained in the North American market (Mexico 53% and 69% U.S.A. the 47% and 31%, respectively). The Company's products are principally traded through a high number of clients such as department and retailing stores, without any particular concentration of them.